LI-CYCLE HOLDINGS CORP.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

Canada

October 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Li-Cycle Holdings Corp. Withdrawal of Acceleration Request for Registration Statement on Form F-1 Filed September 30, 2021 File No. 333-259895

Dear Ms. Majmudar:

Reference is made to our letter, filed as correspondence on September 30, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, October 4, 2021, at 4:00 p.m. Eastern Time, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby withdraw our request for acceleration of the effective date. We will file a subsequent request for acceleration with a revised effective date.

Sincerely, /s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer

cc:	Paul M. Tiger, Esq.

Andrea M. Basham, Esq.

(Freshfields Bruckhaus Deringer US LLP)